SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ/MF) No. 01.545.826/0001 -07
NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Annual General Shareholders’ Meeting held on April 30th, 2009

1. Date, Time and Place: On April 30th, 2009, at 3:00 p.m., at Gafisa S.A.’s (“Company”) headquarters, located in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8501, 19th floor.

2. Call Notice: The call notice was published in “Diário Oficial do Estado de São Paulo”, on March 31st, 2009, April 1st and 2nd of 2009, pages 243, 47 and 35, respectively, and in “Valor Econômico - Edição Nacional” newspaper, on March 31st, 2009, April 1st and 2nd of 2009, pages D12, C06 and B7, respectively.

3. Attendance: Shareholders representing more than 60% of the Company’s total and voting capital, as per the signatures in the “Shareholders’ Attendance Book”. Also present Company’s Officers, Messrs. Wilson Amaral de Oliveira and Alceu Duilio Calciolari, and the representative of the independent auditors, PricewaterhouseCoopers Auditores Independentes, Mr. Eduardo Rogatto Luque (CRC 1SP166259/O-4).

4. Presiding Board: Chairman: Wilson Amaral de Oliveira. Secretary: Fabiana Utrabo Rodrigues.

5. Agenda: (i) to receive the accounts drawn up by the Company’s officers, examine, discuss and vote on the financial statements concerning the fiscal year ended December 31st, 2008; (ii) to decide on the destination of the net profits of the fiscal year ended December 31st, 2008, and on the payment of dividends in the amount of R$26,106,142.88; (iii) to elect a member to the Company’s Board of Directors due to the expiration of the term-of-office of a Board member elected pursuant to Article 150 of Law No. 6,404/76; (iv) to ratify the amounts paid as total remuneration of the Company’s administrators during 2008, and establish the amount to be paid as total remuneration to Company’s administrators in 2009; and (v) to appoint new wide-circulation newspaper where the Company’s legal publications are to be made.

6. Resolutions: By shareholders present at the meeting, with the abstention of those legally impeded, the following resolutions have been taken:

6.1. To record that the Minutes related to this Annual General Shareholders’ Meeting will be drawn-up in summary form and published without the signatures of the shareholders, as permitted by paragraphs 1 and 2 of Article 130 of Law No. 6,404/76;

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6.2. To approve, by majority vote, and with no restrictions, the accounts drawn up by the Company’s managers and the Company’s financial statements concerning the fiscal year ended December 31st, 2008, which, together with the Explanatory Notes and the Accounting Firm Report, were published, in full, in the newspaper “Diário Oficial do Estado de São Paulo – Caderno Empresarial 02”, on March 11th, 2009, pages 2 to 6, and in the newspaper “Valor Econômico - Edição Nacional”, on March 11th, 2009, pages A8, A9 and A10, the legal term thereby having been complied with.

6.3. To approve by majority vote, and with no restrictions, the proposal to allocate the net profits concerning the fiscal year ended December 31st, 2008, in the total amount of R$109,920,601.61, as follows:

(a) R$5,496,030.08 for the legal reserve;

(b) R$26,106,142.88 for payment of the mandatory dividend, corresponding to R$0.2009 per share, treasury shares excluded; and

(c) the remaining amount of R$78,318,428.65 for the statutory reserve set forth in Article 36, paragraph 2, “(c)” of the Company’s bylaws.

6.4. To determine, by majority vote, that the mandatory dividends herein declared be paid, with no monetary adjustments, on a date to be established by the Company’s Board of Directors, within the fiscal year of 2009, based on the shareholding position of (i) April 30th, 2009 (after floor is closed), for shareholders holding shares traded on BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros; and (ii) May 6th, 2009 for shareholders holding ADRs traded on the New York Stock Exchange. The shares and ADRs will be negotiated ex-dividends as of May 4th, 2009. Shareholders having a credit option registered with Banco Itaú S.A., Financial Institution Depositary of the Company’s shares, will have their dividends automatically credited on the date to be established by the Board of Directors. Shareholders having no credit option registered with Banco Itaú S.A. shall, as of the date hereof, look for an agency of Banco Itaú S.A. to update their personal data; referred update being a requirement for the receipt of dividends on the date to be established by the Board of Directors, which payment shall occur within at least three business days from the date referred data is updated. Dividends owed to the participant shareholders of the fiduciary custody services of CBLC – Companhia Brasileira de Liquidação e Custódia shall be credited pursuant to the data records kept by such institution, on the date to be established by the Board of Directors.

6.5. Reelect, by majority vote, as an independent member of the Company’s Board of Directors, Mr. José Écio Pereira da Costa Júnior, Brazilian, married, business administrator and accountant, bearer of Identity Card RG No. 4.762.308, issued by SSP/SP, enrolled with the Individual Taxpayers’ Register (CPF/MF) under No. 359.920.858 –15, resident and domiciled in the city of Curitiba, State of Paraná, with offices at Av. República Argentina, 665, suites 906 and 907, Postal Code (CEP) 80240-210, who had been appointed to the same office in the Board of Directors Meeting held on June 6th, 2008. The member of the Board of Directors hereby elected, who is also a shareholder of the Company, and whose résumé was presented to the shareholders’ meeting in compliance with paragraph 2 of article 3 of CVM’s Regulation No. 367/02, shall remain in his office until the Annual General Shareholders’ Meeting of 2010 and, having executed the Managers Deed of Consent to the São Paulo’s Stock Exchange’s (Bolsa de Valores de São Paulo S.A. – BVSP) Novo Mercado Listing Rules, shall take office upon execution of the term of investiture in the appropriate book, in which occasion he shall make the statements required by law.

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6.6. Ratify, by majority vote, the amount paid as global remuneration to the Company’s administrators in the fiscal year of 2008 and determine, also by majority vote, the amount of the annual global compensation of the Company’s administrators for the 2009 fiscal year of up to R$7,775,000.00, as both fixed and variable compensation, including benefits of any nature. The Board of Directors shall prescribe the individual amounts to be distributed to each of the Company’s administrators, taking into account their responsibilities, time they dedicate to their tasks, their competence, professional reputation and the amount at which their services would be valued at market prices.

6.7. Determine, by majority vote, that the publications of the Company, as set forth in Law No. 6,404/76, be made, after the publication of these minutes, pursuant to paragraph 3 of Article 289 of Law No. 6,404/76, in the newspapers “O Estado de São Paulo” and “Diário Oficial do Estado de São Paulo”.

6.8. Record that, due to non-presentation of the request set forth in paragraph 2 of Article 161 of Law No. 6,404/76, the Audit Committee (Conselho Fiscal) was not installed.

7. Closing: As there were no further issues to be addressed, the meeting was closed, and the present Minutes were drawn up as a summary, which, after being read and found in appropriate terms, was signed by all in attendance. Signatures: Wilson Amaral de Oliveira, Chairman; Fabiana Utrabo Rodrigues, Secretary; Wilson Amaral de Oliveira, Chief Executive Officer; Alceu Duilio Calciolari, Chief Financial Officer and Investor Relations Officer; Eduardo Rogatto Luque, PricewaterhouseCoopers Auditores Independentes; Wilson Amaral de Oliveira, Alceu Duilio Calciolari, Mario Rocha Neto, Fabiana Utrabo Rodrigues, Citibank N A ADR Departament, American Inc Mas F B Trust, Barclays Global Investors NA, BGI Em Mark Str Insig Fund Ltd, Caisse Depot Et Plac Du Quebec, County E A A B F O T Cook County, Eaton Van Str Emerg Mark Fund, Eaton Van Tax Man Em Mkts Fund, Emer M C E P Dfa Inv Dim Grou, Emerging Markets Index Fund E, Emerging M S Free Eq Ind Fund, Ford Mot Co Def Ben Mas Trust, Geut Emerging Equity Passive 1, Harmony Overseas Equity Pool, IBM Div Global Equity Fund, IBM Savings Plan, Ishares Msci Br Free Ind Fund, John Hanc Tr Int Eq Ind Trust, John H Fun Ii Int Eq Ind Fund, John Hanc Tr Int Eq Ind Tr B, Microsoft Global Fin Limited, Northern Trust Quant Fund Plc, Princ Inv Fd Inc Div Int Fund, Principal Life Insur Company, Prudential R Ins And Ann Comp, Public E Re Ass Of New Mexico, Spdr S P Eemrg Latin Amer ETF, State Street Emerging Markets, Teacher Retir System Of Texas, The Texas Education Agency, Vanguard Em Mark St Index Fund, Wilmington Mul Manag Int Fund, Oppenheimer Int Sm

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Comp Fund, Norges Bank, Vanguard T I S I Fd Se Van S F, Axa P V T A P Vip Int Eq Ptf, Blue Ridge Limited Partnership, Bromlp Brazil Investments Llc, Vanguard Investment Series Plc, American F I Ser Gl Sm Cap Fd, American F I Ser New Wor Fund, College Retir Equities Fund, Dimensional Em Mkts Fund Inc, Dimensional Funds II Plc, Dimensional Funds Plc, Emerging M S Free Eq Ind Fund, Emerging M S I Non Lend Fund B, Emg M S C P O D Inv Dim Gr Inc, The D I T C O B I S T Sll Caps, The T B O J L R Mtbc400035147, Abu Dh Ret Pens And Benef Fund, Excel Latin America Fund, Frank R Tr Co Empl Ben Fds Tr, Harbor Int Growth Fund, Harbor C Gr Tr For Def Ben Pl, ING Mars Int Opp Portfolio, Janus Overseas Fund, Janus Advis Int Growth Fund, Janus A Ser Intl Gr Portfolio, John Hanc Tr Intern Opp Trust, John Hanc Fun II Int Opp Fund, La Fire And Police Pens System, Nations Mars Intl Opp Fund, Nations Int Equity Fund, Nations Mars Int Opp Portfolio, Principal V C F I D I Account, Principal V Con Inc Int Ma Acc, Princ I Fd Inc Intl Mkts Fund, State F M Fund Tr Int Eq Fund, State F V Prod Tr Int Eq Fund, State B A T C I F F T R Plans, Telcordia Techn Pension Plan, The Br Msci Mkts Ind Com Tr Fu, The Mars Intl Opp Fund, United A L I P D A Plan Trust, Vanguard E U S C I F Asovieif, JP Morgan Fleming Funds.

São Paulo, April 30th, 2009

Fabiana Utrabo Rodrigues
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.